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                            PROSKAUER ROSE LLP
                               1585 Broadway
                            New York, NY 10036
                              (212) 969-3000


                                                   August 15, 1997

VIA EDGAR

Evan Calio, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
 Department of Natural Resources
450 Fifth Street, NW
Washington, DC 20549

      Re:  American Disposal Services, Inc.
           Post-Effective Amendment No. 1 to the
           Registration Statement Filed August 8, 1997
           FILE NO. 333-28491
           -------------------------------------------


Dear Mr. Calio:

      Pursuant to Rule 477 of the Securities Act of 1933 (the "Securities Act"), on behalf of our client American Disposal Services, Inc. (the "Company"), I hereby request the withdrawal of the Post-Effective Amendment No.1 to the Registration Statement of the Company (the "Amendment") filed with the Securities and Exchange Commission (the "Commission") on August 8, 1997. The Amendment is being withdrawn to comply with the Commission's Release No. 33-7431 relating to the conversion to a shorter Securities Act form.

      If you have any questions or comments, please feel free to call either me (212-969-3514) or Stephen W. Rubin (212-969-3330) of this firm.

                                            Very truly yours,

                                           /s/ GREGORY T. WALTERS
                                           Gregory T. Walters